UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Candice L. Cheeseman

General Counsel and Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107	Page 2 of 7

(1)	Names of reporting persons SemStream, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 9,133,409
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 9,133,409
(11)	Aggregate amount beneficially owned by each reporting person 9,133,409
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 62913M107	Page 3 of 7

(1)	Names of reporting persons SemOperating G.P., L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 9,133,409
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 9,133,409
(11)	Aggregate amount beneficially owned by each reporting person 9,133,409
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 62913M107	Page 4 of 7

(1)	Names of reporting persons SemGroup Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 9,133,409
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 9,133,409
(11)	Aggregate amount beneficially owned by each reporting person 9,133,409
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.0%
(14)	Type of reporting person (see instructions) CO

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the original Schedule 13D filed by the undersigned on November 14, 2011 (the “Original 13D”). This Amendment No. 1 amends the Original 13D as specifically set forth herein. This Amendment No. 1 relates to common units (“Common Units”) representing limited partner interests in NGL Energy Partners LP (the “Issuer”).

Item 2. Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

This Amendment No. 1 is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	SemStream, L.P., a Delaware limited partnership (“SemStream”), whose principal business is the ownership of 9,133,409 Common Units of the Issuer and a 6.42% interest in the general partner of the Issuer.

2.	SemOperating G.P., L.L.C., an Oklahoma limited liability company (“SemOperating”), whose principal business is acting as general partner of SemStream and various other limited partnership subsidiaries of SemGroup Corporation.

3.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, blending, marketing, and other midstream services primarily to independent producers, refiners of petroleum products, and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada and the West Coast of the United Kingdom.

SemOperating is the sole general partner of SemStream. SemGroup is the sole limited partner of SemStream and is the sole member of SemOperating. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (collectively, the “SemGroup Directors and Officers”, and together with the Reporting Persons, the “Covered Persons”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Norman J. Szydlowski*	SemGroup Director, President and Chief Executive Officer
John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director
Ronald A. Ballschmiede(1)	SemGroup Director and Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Co. N.V., an engineering, procurement and construction company that focuses on the energy and natural resource industry
Sarah M. Barpoulis(2)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC
Karl F. Kurz(3)	SemGroup Director and Managing Director of CCMP Capital Advisors, LLC, a global private equity firm
Thomas R. McDaniel*	SemGroup Director
James H. Lytal*	SemGroup Director
Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer
Candice L. Cheeseman*	SemGroup General Counsel and Secretary
Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives
Peter L. Schwiering*	SemGroup Vice President

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

(1)	His business address is One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380-2624.
(2)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.
(3)	His business address is 24 Waterway Ave., Suite 750, The Woodlands, TX 77380.

(d) During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

On June 19, 2012, in exchange for certain membership interest units in NGL Energy Holdings LLC, the general partner of the Issuer (“Holdings”), owned by SemStream, 201,378 Common Units were issued by the Issuer, based on a value of $21.50 per Common Unit, to SemStream, as a member of Holdings pursuant to certain redemption and contribution transactions among NGL, Holdings and the members of Holdings in connection with the consummation of the transactions contemplated by (i) the Agreement and Plan of Merger, dated as of May 18, 2012, by and among the Issuer, Holdings, HSELP LLC, High Sierra Energy, LP and High Sierra Energy GP, LLC (the “HSE General Partner”) and (ii) the Agreement and Plan of Merger, dated as of May 18, 2012, by and among Holdings, HSEGP LLC and the HSE General Partner.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)(b) The information contained on the cover pages and in Items 2 and 3 of this Amendment No. 1 is incorporated herein by reference.

SemStream is the beneficial owner of the number and percentage of Common Units stated in rows (11) and (13) on the corresponding cover page hereto.

The Common Units owned by SemStream are also reported as beneficially owned by SemOperating, the general partner of SemStream, and SemGroup, the limited partner of SemStream and the sole member of SemOperating. By reason of these relationships, each of the Reporting Persons are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units owned by SemStream.

The ownership percentages included in this Amendment No. 1 for the Reporting Persons are based on 45,611,439 Common Units outstanding as of August 7, 2012 (per the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012). Outstanding units do not include 5,919,346 subordinated units of Issuer issued and outstanding, of which the Covered Persons own none.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by SemStream, solely with respect to the Common Units owned by SemStream) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by SemStream, solely with respect to the Common Units owned by SemStream) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c) Except as described above, the Covered Persons have not engaged in any transactions in any equity securities of the Issuer during the past 60 days.

(d)(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2012

SEMSTREAM, L.P.

By:	SemOperating G.P., L.L.C., as General Partner

	By:	SemGroup Corporation, as Sole Member

		By:	/s/ Robert N. Fitzgerald
		Name:	Robert N. Fitzgerald
		Title:	Senior Vice President and Chief Financial Officer

SEMOPERATING G.P., L.L.C.

By:	SemGroup Corporation, as Sole Member

	By:	/s/ Robert N. Fitzgerald
	Name:	Robert N. Fitzgerald
	Title:	Senior Vice President and Chief Financial Officer

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer